Exhibit 99.3

June 13, 2019

To whom it may concern:

Company name: FRONTEO, Inc.
Representative: Masahiro Morimoto,
Chief Executive Officer and Chairman of the Board
(Stock Code: 2158, Tokyo Stock Exchange)
(Ticker Symbol: FTEO, NASDAQ)
Contact: Tomohiro Uesugi, Chief Financial Officer
Telephone: +81-3-5463-6344

Notice Regarding Dividends of Surplus

FRONTEO, Inc. (the “Company”) announces that, at a meeting held on June 13, 2019, the board of directors of the Company resolved to make a distribution of dividends of surplus to shareholders of record on March 31, 2019, payable at the 16th Ordinary General Meeting of Shareholders to be held on June 29, 2019.

1.              Details

	Determined amount	Most recent dividend forecast (May 15, 2018)	Dividends in the previous period (the year ended March 31, 2018)
Record date	March 31, 2019	March 31, 2019	March 31, 2018
Dividend per share	3.00 yen	3.00 yen	0 yen
Total dividend amount	114, 369 thousand yen	—	—
Effective date	June 30, 2019	—	—
Dividend resource	Retained earnings	—	—

2.              Reason

The distribution of profits to shareholders is one of the Company’s top priorities. The Company’s basic policy for profit distribution is to continue dividend payments based on the Company’s results of operations, while retaining sufficient earnings to maintain and improve financial soundness, continue aggressive business development and strengthen its operating foundation. For the year ended March 31, 2019, the Company has decided to pay a year-end dividend of 3 yen per share as a result of stable performance through the fiscal year.

The Company currently intends to provide a steady distribution of profits to its shareholders under its policy in future years, while taking into account business conditions and operating results and subject to retaining earnings as the Company deems necessary for the needs of the Company’s business. The Company reserves the right to change this policy or to suspend any distribution of profits at any time and without prior notice.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “forecasts,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the forecasts in this announcement are forward-looking statements. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; FRONTEO’s expansion plans; the expected growth of the data center services market; the ability of FRONTEO to successfully establish a cross-border marketing framework and reinforce the business operational structure of the U.S. subsidiary; the ability of and speed at which the AI Solution business can develop new business areas and marketing partners; expectations regarding demand for, and market acceptance of, FRONTEO’s services; the ability of FRONTEO to win joint research and/or contracted development projects; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with or furnished to the U.S. Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date hereof, and FRONTEO undertakes no duty to update such information, except as required under applicable law.